October 8, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Mr. Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.
Registration Statement on Form S-1
Filed on September 19, 2014
File No. 333-198860

Ladies and Gentlemen:

  On behalf of our client The Joint Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on September 19, 2014 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 11, 2014, as amended by Amendment No. 1 to the Draft Registration Statement, dated as of August 21, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. John B. Richards, the Chief Executive Officer of the Company, dated October 3, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	We note your response to prior comment 1. Please supplementally provide us with your calculations of EBITDA and return on investment.

Response: In response to the Staff’s comments, the Company will provide its calculations on a supplemental basis.

Prospectus Summary

Our Industry, page 4

2.	With respect to prior comment 2, the 3% growth rate estimated by First Research relates to the years 2014 through 2018 not the next five years. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Registration Statement and on page 50 of the Registration Statement, where the same statistic appears.

United States Securities and Exchange Commission

Division of Corporate Finance

October 8, 2014

Our Growth Strategy

Development of company-owned clinics, page 7

3.	We note your response to prior comment 5 and the new disclosure added to page 54 regarding the company’s lack of measurable steps toward opening company-owned clinics. Please add similar disclosure to the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Registration Statement.

Summary Financial Data, page 12

4.	We note that you present diluted, but not basic, weighted-average shares outstanding for fiscal year 2013. Considering that there is a lower number of shares for basic earnings per share (“EPS”), as reflected in note 1 to the consolidated financial statements, please revise to provide the basic weighted-average shares in this section.

Response: In response to the Staff’s comment, the Company has provided basic weighted average shares in this section.

Risk Factors, page 14

5.	We reissue prior comment 7. In response to prior comment 7, you revised some risk factor headings to include generic references to “risks,” rather than identifying the specific risk resulting from the condition or uncertainty that the heading references. As a non-exclusive list, we note the following risk factor headings:

•	Our potential need to raise additional capital to accomplish our objectives of expanding into new markets and opening company-owned clinics exposes us to risks; and

•	Our dependence on the success of our franchisees exposes us to risks.

Response: In response to the Staff’s comment, the Company has further revised risk factors on pages 15, 16 and 17.

United States Securities and Exchange Commission

Division of Corporate Finance

October 8, 2014

Business

Our Competitive Strengths, page 50

6.	We note your response to prior comment 17 and the revised disclosure on page 52. Please tell us, with a view toward revised disclosure, whether the lower-performing franchisees’ annual sales vary significantly from the average annual sales in each market size.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54. Please note that the Company’s revised disclosure also addresses the Staff’s comment No.7 below, as it provides disclosure as to whether higher-performing franchisees’ annual sales vary significantly from the average annual sales in each market size.

Our Growth Strategy

Development of company-owned clinics, page 53

7.	You state that you believe company-owned clinics will be able to achieve average monthly sales of $35,000 after two years of operation. Please disclose the average monthly sales for your existing franchises that have operated for two years and provide quantitative information regarding the extent to which revenues of franchisees operating for two years vary from the mean.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 to also provide monthly average sales. Further, in response to the Staff’s comment, the Company has revised its disclosure on page 54 to provide quantitative information regarding the extent to which revenues of franchisees operating for two years vary from the mean.

8.	You state that you believe company-owned clinics will be capable of generating monthly operating profits of $18,000 after two years. Please tell us what the basis for this assessment is in light of the fact that the company has not yet operated a single company-owned clinic. Refer to Item 10 of Regulation S-K. Further, tell us the average monthly operating profit for your existing franchises.

Response: In response to the Staff’s comment, the Company notes that management’s belief that company-owned clinics will be capable of generating monthly operating profits of $18,000 after two years represents management’s good faith assessment of the Company’s future performance. This assessment is based on a number of factors, including management’s understanding, gained by assisting franchisees to develop their clinics, of the cost of leasing a facility to operate a clinic, the cost of hiring staff to adequately operate a clinic, the cost of clinic improvements, furnishings and supplies, and the typical growth pattern in revenues for clinics that are located in areas that fit the Company’s demographic and psychographic customer profile, when such clinics are operated in accordance with the Company’s recommendations for operations and marketing.

United States Securities and Exchange Commission

Division of Corporate Finance

October 8, 2014

The Company does not typically receive monthly operating profit data from its franchisees. Moreover, the Company has no control over the operating expenses its franchisees may choose to incur. Accordingly, the Company believes that there is wide variability among franchisees’ operating profits, and that franchisees’ operating profits are an unreliable predictor of operating profits for company-owned clinics, as franchisees may elect to incur expenses or pay salaries to their staff in excess of amounts necessary to maximize profits. However, the Company has received operating expense and operating profit data from a number of franchisees who have voluntarily provided this information to the Company. When the operating profit data for such franchises is adjusted to replicate operations as if such franchises were company-owned, their monthly operating profit is consistent with management’s belief that company-owned clinics will be capable of generating monthly operating profits of $18,000 after two years.

For clarity, the Company has revised its disclosure on page 55.

Reacquiring regional developer licenses, page 56

9.	We note the statement on page F-11 that the “[c]ompany has no present intent to exercise any repurchase option for a regional developer license.” However, here you state that you “intend to use a portion of the proceeds of this offering to reacquire regional developer licenses.” Furthermore, repurchasing selected regional developer licenses is listed as one of your use of proceeds. If you do not have any plans currently in place to repurchase regional developer licenses, please briefly disclose that here and in the prospectus summary and add relevant risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the statement on page F-11 to state that the “[c]ompany has no present intent to exercise any specific repurchase option for any particular regional developer license.” (changes underlined). In addition, the Company has revised its disclosures in the prospectus summary on page 8 and in the risk factors section on page 16. In this regard, the Company notes that it believes that it will have the opportunity to repurchase regional developer licenses and intends, following the completion of this offering, to approach selected regional developers to pursue this opportunity. As of this date, no such regional developers have been selected or approached.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 69

10.	We note your revised disclosure in response to prior comment 19. Please provide brief examples of the types of “general management consulting services” that have been provided in the past and explain the procedures followed to request services from Business Ventures Corp.

United States Securities and Exchange Commission

Division of Corporate Finance

October 8, 2014

Response: In response to the Staff’s comment, the Company notes that Business Ventures Corp.’s representatives have had telephone contact with senior management of the Company on an almost daily basis from the date of the Company’s inception. Among the matters respecting which Business Ventures Corp.’s representatives provide management consulting are: The Company’s corporate governance, the Company’s financing needs, the Company’s personnel, including staffing and compensation strategies, the Company’s geographic growth strategies, the Company’s shareholder relations, the Company’s franchisee relations, and the Company’s marketing and public relations strategies. The Company’s formation was conceived by Business Ventures Corp., whose representatives initiated contact with Mr. John Leonesio and negotiated his engagement as the Company’s chief executive officer. Business Ventures Corp.’s representatives initiated contact with Mr. John Richards and negotiated his engagement initially as a consultant to the Company and later as the Company’s chief executive officer. Business Ventures Corp.’s representatives arranged the initial $1million investment made by the Company’s then preferred stockholders. Because of the almost constant communication between the Company and Business Ventures Corp.’s representatives, there has been no need to formalize a procedure to request services.

Underwriting

Lock-Up Agreements, page 79

11.	With respect to your response to prior comment 20, please revise your summary of the lock-up arrangements to be clear, concise and understandable. The text should avoid verbatim repetition of contractual language..

Response: In response to the Staff’s comment, the Company has revised the summary of the lock-up agreement.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-5

12.	We note your response to prior comment 22 and your revised disclosure of pro forma EPS in note 1. Please revise to also include pro forma EPS on the face of the consolidated statements of operations. Additionally, please note that pro forma EPS should not be presented for more than one complete fiscal year; therefore, you should remove this disclosure for fiscal year 2012.

Response: In response to the Staff’s comment, the Company has revised the face of the consolidated statement of operations to include pro forma EPS and has removed the pro-forma EPS disclosure for fiscal year 2012.

United States Securities and Exchange Commission

Division of Corporate Finance

October 8, 2014

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Regional Developer Fees, page F-11

13.	We have reviewed your response to prior comment 24, and it remains unclear how your estimates relate to your method of allocating arrangement consideration. In order to clarify, please address the following:

•	For arrangements where actual clinic openings exceed, or are anticipated to exceed, contractual minimum clinic openings, please explain in reasonable detail how your policy complies with ASC 952-605-25-6. In this regard, when you anticipate that the number of clinics to be opened will exceed the minimum, tell us what consideration is given to recognizing revenue in proportion to the anticipated number of clinics to be opened;

Response: In response to the Staff’s comment, the Company notes that, upon the execution of each regional developer agreement, it is the Company’s policy to estimate the number of potential franchised clinics to be opened within the designated region. This number is typically equal to the minimum number of franchises each regional developer agreement requires the regional developer to develop. However, in cases where the Company estimates that number of franchised clinics to be opened will exceed the contracted minimum, the license fee on a per-clinic basis is determined by dividing the total fee collected from the regional developer by the number of franchised clinics expected to be opened within the territory.  The Company reassesses the number of franchised clinics expected to be opened as the regional developer performs under its regional developer agreement. When a material change to the original estimate becomes apparent, the fee per clinic is revised on a prospective basis, and unrecognized fees are allocated among, recognized as revenue upon the opening of, the remaining unopened franchised clinics within the region. The fee allocation per clinic is a function of the anticipated number of clinics to be opened, which may exceed the contracted minimum. The Company’s policy complies with ASC 952-605-25-6 which requires the recognition of revenue in proportion to the number of outlets estimated to be opened.

•	Please provide us with a detailed analysis to support your assertion that actual clinic openings have not differed materially from contractual clinic openings, by region; and

Response: In response to the Staff’s comment, the Company notes that its eleven regional developer agreements specify a contractual minimum obligation to develop an aggregate of 189 franchised clinics. The Company’s current assessment of the actual number of franchised clinics that its regional developers will develop is an aggregate of 210 units, or a difference of 21 units. The Company has detemined that this difference, which represents 11% of the contractual minimum franchised clinic development obligation is immaterial to each of the periods presented in the financial statements. The Company will provide its detailed analysis in support of this assertion on a supplemental basis.

United States Securities and Exchange Commission

Division of Corporate Finance

October 8, 2014

•	Please revise your accounting policy to indicate clearly how arrangement consideration is allocated to clinic openings.

Response: In response to the Staff’s comment, the Company has clarified its accounting policy, as described on page F-11, to indicate clearly how arrangement consideration is allocated to clinic openings.

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me or my partner, Michael Bonn by telephone or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com and mbonn@jocolaw.com.

Sincerely,

/s/ Craig P. Colmar
Craig P. Colmar

cc: Mr. John B. Richards